Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

26.08.2019

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Montserrat
Last name(s):	Foguet Roca

2. Reason for the notification

a) Position / status

Position:	Senior Vice President, Regulatory Affairs and Production

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Exercise of options of Biofrontera’s employee option programme 2010
Transaction linked to the exercise of share option programmes

c) Price(s) and volume(s)

Price(s)	Volume(s)
3.093 EUR	30930.00 EUR

d) Aggregated information

Price	Aggregated volume
3.093 EUR	30930.00 EUR

e) Date of the transaction

2019-08-21; UTC+2

f) Place of the transaction

Outside a trading venue

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com